Phoenix Motor Inc.

1500 Lakeview Loop

Anaheim, CA  92807

VIA EDGAR

December 11, 2023

U.S. Securities & Exchange Commission

Office of Manufacturing

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Sarah Sidwell

Re:	Phoenix Motor Inc.
Registration Statement on Form S-1
Filed November 27, 2023
File No. 333-275758

Dear Ms. Sidwell,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Phoenix Motor Inc.. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m., Eastern Time, on December 13, 2023, or as soon as thereafter practicable.

Very truly yours,

/s/ Chris Wang
Chris Wang Chief Financial Officer

cc:	Loeb & Loeb LLP